LASALLE ST. SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-18860

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Lasalle St. Securities, LLC.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

940 Industrial Dr.

                                            (No. and Street)

Elmhurst	**IL**	**60126**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Regan Beaver	**630-600-0309**	**rbeaver@lasallest.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA. P.C.

                         (Name – if individual, state last, first, and middle name)

125 E Lake Street Ste. 303	**Bloomingdale**	**Illinois**	**60108**
(Address)	(City)	(State)	(Zip Code)

10/20/2009	**3874**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Schlesser_____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of Lasalle St. Securities, LLC._____, as of
12/31_____, 2024____, is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

Official Seal
REBECCA J ROSAS
Notary Public, State of Illinois
Commission No. 835186
My Commission Expires January 29, 2029

Signature:

Title:
CFO

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LASALLE ST. SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2024

CONTENTS

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Member of LaSalle St. Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LaSalle St. Securities, LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of LaSalle St. Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of LaSalle St. Securities, LLC's management. Our responsibility is to express an opinion on LaSalle St. Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LaSalle St. Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as LaSalle St. Securities, LLC's auditor since 2018.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 26, 2025

LASALLE ST. SECURITIES, LLC
STATEMENT OF FINANCIAL
CONDITION DECEMBER 31, 2024

ASSETS

Cash	$	344,445
Receivables from broker-dealers and clearing organizations		947,624
Deposit with clearing organizations		119,677
Commissions receivable		-
Accounts receivable		1,543,164
Securities owned, at fair value		8,921,263
Equipment and leasehold improvements, less accumulated depreciation of $506,201		238,460
Other Assets		485,693
Total assets	$	12,600,326

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	1,059,481
Accrued other expenses		7,364,222
Total liabilities		8,423,703
Member's equity		4,176,623
Total liabilities and member's equity	$	12,600,326

The accompanying notes are an integral part of these financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

LaSalle St. Securities, LLC (the "Company") is a fully disclosed, introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware limited liability company organized April 1999 and owned by McDermott Holdings I Limited Partnership. The Company provides brokerage and investment related services for companies and individuals throughout the United States.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Receivables from broker-dealers represent amounts due for commissions and fees earned on investment transactions performed on behalf of customers. The receivables are reported at their outstanding balance reduced by the allowance for doubtful accounts, if any.

The allowance for doubtful accounts is increased by charges to income and decreased by charge offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customers and entities comprising the Company's accounts and notes receivable balances, adverse situations that may affect the customers' and entities' ability to pay, and current economic conditions. Accounts and notes receivable are charged off when management deems the receivable balance to be uncollectible.

As of December 31, 2024 management has determined all balances were collectible and the allowance for doubtful accounts was $0.

LASALLE ST. SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Date of Management's Review

The Company has evaluated subsequent events through the date which the financial statements were available to be issued. There were no subsequent events requiring disclosures and/or adjustments.

NOTE 2. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Securities owned and sold, but not yet purchased consist of trading and investment securities at fair value which approximates quoted market values, as illustrated below:

	Owned	Sold, not yet purchased
Stocks and Warrants	1,655	
Other Securities - Money Market	8,919,607	-
Total	$ 8,921,262	$

NOTE 3. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2024 equipment and leasehold improvements consisted of the following:

Equipment	349,056
Furniture and fixtures	322,522
Leasehold improvements	73,083
Sub-total	744,661
Less: Accumulated depreciation	(506,201)
Total	$ 238,460

NOTE 4. RELATED PARTY TRANSACTIONS

The Company shares common ownership with several affiliated companies.

During the year ended December 31, 2024 the Company provided various administrative and operating

services to affiliated companies for which they were paid $242,400. Included in these services are the collecting, processing, and payment of investment advisory fees.

Included in due to affiliates is a reserve for contingent litigation in the amount of $0.

Total Amount due to affiliates as of December 31, 2024 is $3,005,454, which is included in Accrued Other Expenses on the Statement of Financial Condition.

NOTE 5. OPERATING LEASE COMMITMENTS

The Company leases office space from an affiliated company under an annual lease. The lease requires the Company to pay all utilities on the leased property. Rent expense for the year ended December 31, 2024 was $195,513.

The Company also leases various office equipment and software under operating leases expiring at various times through December 2024 Rent expense for this office equipment for the year ended December 31, 2024 was $89,141.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2024 the Company had net capital of $3,130,709 which was $2,569,129 in excess of its required net capital of LaSalle St. Securities LLC.

NOTE 7. CONTINGENCIES

Clearing Agreement

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

Litigation

The Company is usually a defendant in various lawsuits incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

As of December 31, 2024 there was no outstanding litigation.

NOTE 8. FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off- balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2024 at the respective fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2024.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

The Company's accounts receivable and clearing deposits are maintained by one clearing organization. The Company has not experienced any losses on such accounts.

NOTE 9. MEMBER LIABILITY, INTERESTS, RIGHTS, PREFERENCES AND, PRIVILEGES

The Company is a Delaware limited liability company established September 1, 1999 with a term that is perpetual. The Company's operating agreement specifies the following information relating to its members:

> Member liabiltiy limitation
> Rights and obligations of member

Member contributions to the company and capital accounts
Allocations, income tax, distributions, elections and reports of member
Transferability and redemption of member interests
Additional members

NOTE 10. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2017.

The Company follows the provisions of uncertain tax positions as addressed in FASB ASC 740-10-65-1. The Company has not recognized any liability for unrecognized tax benefits. The Company has no tax position at December 31, 2024 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2024.

NOTE 11. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- Level 1 inputs are based on unadjusted quoted market prices within active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities owned are classified as trading securities. Changes in the fair market value are reported in the statement of earnings.

NOTE 11. FAIR VALUE MEASUREMENTS (Continued)

Fair values of assets measured on a recurring basis as of December 31, 2024 are as follows:

	Fair Value Measures at Reporting Date Using:			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS				
Securities Owned:				
Money Market Funds	$ 8,919,607	$ 8,919,607	$ -	$ -
Equities	1,655	1,655	-	-
Municipal Debt	-	-	-	-
Corporate and other debt	-	-	-	-
	$ 8,912,262	$ 8,912,262	$ -	$ -
LIABILITIES				
Securities Sold - Not Yet Purchased:				
Equities	-	-	-	-
	$	$ -	$ -	$ -

All assets have been valued using a market approach. There have been no changes in valuation techniques and related inputs.

NOTE 12. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of two classes of services, principal transactions & agency transactions. The Company has identified Dan Schlesser, Chief Operating Officer, as the chief operating decision maker ("CODM"), who used net income and excess net capital in order to make operational decisions while maintaining capital adequacy such as whether to reinvest profits or pay distributions. Our operations constitute a single operating segment because the Company effects transactions in various securities within the United States and the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (See Note 1) and excess net capital is measured in accordance with SEC Rule 15c3-1.